Exhibit 99.2

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (“Agreement”), dated as of …….., 2016  is made by and between PARAGON SHIPPING INC., a corporation organized under the laws of the Republic of the Marshall Islands (the “Seller”), and …….., a corporation organized under the laws of the Republic of  Liberia (the “Buyer”) (collectively, the “Parties”).

RECITALS

WHEREAS, the Seller directly owns shares, constituting all of the issued and outstanding capital stock of the following entity (the “Subsidiary”):

……..

a corporation organized under the laws of the Republic of Liberia (the “Owner”) which owns the vessel under construction with Hull No. …….. (the “Vessel”) to be delivered by Yangzhou Dayang Shipbuilding Co. Ltd. (the “Builder”) under a shipbuilding contract dated 17 June 2013 as amended (the “Shipbuilding Contract”);

WHEREAS Allseas Marine S.A. a corporation organized under the laws of the Republic of Liberia (“Allseas”), provides to the Seller technical management services pursuant to management agreements in respect to vessels owned or to be owned by subsidiaries of the Seller;

WHEREAS, the Seller has entered into an agreement with Allseas dated ….. 2016 (the “Main Agreement”) under which an entity nominated by the latter shall purchase all the issued and outstanding share capital of the Subsidiary in consideration of inter alia Allseas waiving any claims it may have against the Seller arising out of the provision of services as more adequately described herein;

WHEREAS, the Buyer is the entity nominated by Allseas to purchase all the issued and outstanding share capital of the Subsidiary;

WHEREAS, Seller wishes to sell, and Buyer wishes to buy,  five hundred (500) registered shares of the Owner, par value $0.01 per share, representing all of the issued and outstanding capital stock of the Owner, on the terms and conditions contained herein (collectively the “Shares”);

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) this Article I or (d) elsewhere in this Agreement, as the case may be:

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Claim means any claim, demand, assessment, judgment, order, decree, action, cause of action, litigation, suit, investigation or other Proceeding.

Constitutional Documents means all constituent documents of the Seller, including their respective Articles of Incorporation and By-Laws.

Contract means any loan or credit agreement, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement, commitment, instrument, permit, concession, franchise or license, written or oral.

Corporate Records means (a) the Constitutional Documents of the Seller; and (b) all minutes of meetings and resolutions of stockholders and directors of any of the foregoing.

Governmental Body means any (a) nation, state, country, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

Guarantee Letter means the guarantee letter of amount USD2,000,000 offered by Allseas in favor of the Seller as a prerequisite for the signing of a settlement agreement dated March 9th, 2016 in respect of  the write-off of the Loan Agreement between the Seller and Nordea Bank

Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approvals, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and “Law” means any one of them.

Lien means (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof; or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any adverse Claim.

Orders means judgments, writs, decrees, compliance agreements, injunctions, rules, awards, settlement agreements or orders of any Governmental Body or arbitrator.

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Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

Proceeding means an action, suit, litigation, claim, investigation, legal, administrative or arbitration proceeding.

Technical Management Fees mean the technical management fees waived by Allseas in respect of six vessels as a prerequisite under the settlement agreement dated March 9th, 2016 between the Seller and Nordea Bank

ARTICLE II

PURCHASE OF SHARES; CLOSING

Section 2.1            Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, the Seller agrees to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer agrees to acquire and buy from the Seller, the Shares, free and clear of all Liens.

Section 2.2            Consideration. In consideration of the Seller agreeing to sell the Shares, the Buyer shall furnish to the Seller an undertaking (the “Allseas Undertaking”) by  Allseas pursuant to which Allseas shall:

(i)	fully waive and/or write off in favour of the Seller any Claims for compensation, subrogation or otherwise against the Seller arising out of the Guarantee Letter Allseas provided to Nordea Bank on behalf of the Seller;

(ii)	fully waive any Claims for compensation, subrogation or otherwise against the Seller for having agreed to waive its Technical Management Fees in respect to the six Nordea vessels for the year 2016;

(iii)	indemnify, defend and hold harmless the Seller and its directors, officers, employees, agents and sub-contractors against any potential and/or future liability, damage, loss or expenses (including legal fees and expenses of litigation) incurred by or imposed on it in connection with any claims, suits, actions, demands or judgments (including, but not limited to, actions in the form of tort, warranty or strict liability) arising directly or indirectly from any potential amount and/or Claim and/or liability and/or damages towards the Builder whatsoever or howsoever that may arise out of or in connection with the Shipbuilding Contract; and

Section 2.3            Closing.  Subject to Section 7.10, below, the closing and/or completion of the sale and transfer of the Shares shall take place upon satisfaction of the following conditions (“Closing Conditions”): (a) the execution of the present Agreement; (b) the receipt by Seller of the Allseas Undertaking; (c) the completion of the sale and transfer of shares of …….. from the Seller to an entity nominated by Allseas; and (d) the completion of the transfer of 550,000 shares of common stock of the Seller to Allseas in exchange for Allseas waiving an additional USD 2,000,000 representing part of the Seller’s total current outstanding obligations towards Allseas and its affiliates as more adequately described in  the Main Agreement. The date upon which the Closing Conditions shall be satisfied shall be the “Closing Date”.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Buyer on the date hereof and as of the Closing Date as follows:

Section 3.1            Organization of the Seller and the Owners.  (a) Each of the Seller and the Owner is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. (b) The Seller has heretofore delivered to the Buyer complete and correct copies of the Constitutional Documents of the Seller and the Owner as currently in effect and the other Corporate Records.  The Corporate Records are accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and in compliance with the Constitutional Documents. None of the Seller or the Owner is in default under or in violation of its Constitutional Documents.

Section 3.2            Authority of the Seller.  (a) The Seller has full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action taken on the part of the Seller and no other corporate proceedings on the part of the Seller is necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) that this Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

Section 3.3            Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by the Seller nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Constitutional Documents of the Seller or the Owner; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of a material benefit) under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or the Owner or any of their assets may be bound, except in such cases where the requisite waivers or consents have been obtained; (d) result in the creation of any Lien upon any of the properties or assets of the Seller or the Owner under the terms, conditions or provisions of any Contract, instrument or other obligation to which the Seller or the Owner or any of their assets may be bound or affected; or (e) violate any Law or Order applicable to the Seller or the Owner or their assets.

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Section 3.4            Capitalization.  The Shares constitute all of the issued and outstanding common shares of the Owner; all such common shares are duly authorized, validly issued, fully paid and non-assessable and are owned legally and beneficially by the Seller.  Other than this Agreement, there is no subscription, option, warrant, preemptive right, call right or other right, agreement or commitment of any nature relating to the voting, issuance, sale, delivery or transfer (including any right of conversion or exchange under any outstanding security or other instruments) by the Seller of the Shares, and there is no obligation on the part of the Seller to grant, extend or enter into any of the foregoing.  Owner does not, directly or indirectly, own any capital stock of or other equity interest in any Person.

Section 3.5            Ownership of Purchased Shares.  The Seller owns and holds the Shares free and clear of all Liens or other limitations affecting the Seller’s ability to vote such shares or to transfer such shares to the Buyer. At the Closing Date, the Seller will transfer, assign and transmit good and marketable title to and deliver the Shares to the Buyer, free and clear of all Liens.

Section 3.6            Proceedings With Respect to the Seller. Save for the issues in relation to the Owner and the Builder already disclosed to the Buyer, there is no Claim or Proceeding which is pending, or to the knowledge of the Seller, there is no Claim or Proceeding threatened in writing, before any Governmental Body, nor is any of the Seller subject to or bound by any outstanding Order, against or relating to any of the Seller that questions the validity of this Agreement or any action taken or to be taken by Seller in connection with the consummation of the transactions contemplated hereby or which seeks to prohibit, enjoin or other wise challenge any of the transactions contemplated hereby.

Section 3.7            Full Disclosure. No representation or warranty by the Seller in this Agreement and no statement contained in any document or other writing furnished or to be furnished to the Buyer pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:

Section 4.1            Authority.  (a) Buyer has the full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and (b) this Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

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Section 4.2            Consents and Approvals; No Violation.  Neither the execution and delivery of this Agreement by Buyer, nor the consummation of the transactions contemplated by this Agreement, nor the performance by Buyer of its obligations under this Agreement will result in (a) a default (or give rise to any right of termination, cancellation, consent or acceleration) under any of the terms, conditions or provisions of any Contract to which Buyer is a party or by which its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained; or (b) violate any Order or Law applicable to Buyer or any of its assets.

Section 4.3            Validity.  There is no investigation, claim, proceeding or litigation of any type pending or, threatened to which Buyer is a party that (i) relates, or may relate, to the validity or enforceability of any of the Buyer’s obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.

ARTICLE V

COVENANTS

Section 5.1            Assurances.  The Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to Buyer, as shall be necessary to vest in Buyer all of the right, title and interest in and to the Shares undertaken to be sold to Buyer by the Seller pursuant to this Agreement, free and clear of all Liens, debts, dues and duties of whatsoever nature, and any other document reasonably requested by the Buyer in connection with this Agreement.

Section 5.2            Governmental Filings.  As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, rule or regulation, including without limitation US federal securities laws applicable to the Seller, if any.

ARTICLE VI

INDEMNIFICATION

Section 6.1            Seller’s Indemnity Obligations.  The Seller agrees to indemnify the Buyer and its directors, officers, employees, agents and sub-contractors against, and hold the Buyer and its directors, officers, employees, agents and sub-contractors harmless from and against, any amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Seller in this Agreement, (b) any violation or breach by the Seller of or default by the Seller under the terms of this Agreement.  Buyer shall be entitled to recover its reasonable and necessary attorneys’ fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.1.

Section 6.2            Except to the extent and solely in respect of any potential amount and/or Claim and/or liability and/or damages towards the Builder whatsoever or howsoever that may arise out of or in connection with the Shipbuilding Contract, the Seller shall indemnify, defend and hold harmless the Buyer and its directors, officers, employees, agents and sub-contractors against any potential and/or future liability, damage, loss or expenses (including legal fees and expenses of litigation) incurred by or imposed on it in connection with any claims, suits, actions, demands or judgments (including, but not limited to, actions in the form of tort, warranty or strict liability) arising directly or indirectly from a) events or actions in connection with the Owner that have taken place prior to the signing of the Agreement and b) any kind of trading debt in connection with the Owner existing prior to the signing of the Agreement.

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Section 6.3            Buyer’s Indemnity Obligations.  Buyer shall indemnify the Seller and its directors, officers, employees, agents and sub-contractors against, and hold the Seller and its directors, officers, employees, agents and sub-contractors harmless from and against, any and all amounts that arise from, are based on or relate or otherwise are attributable to (a) any error, inaccuracy, breach or misrepresentation in any of the representations and warranties made by or on behalf of the Buyer in this Agreement, (b) any violation or breach by the Buyer of or default by Buyer under the terms of this Agreement. The Seller shall be entitled to recover its reasonable and necessary attorneys’ fees and litigation expenses incurred in connection with successful enforcement of its rights under this Section 6.3

Section 6.4            The Buyer shall indemnify, defend and hold harmless the Seller and its directors, officers, employees, agents and sub-contractors against any potential and/or future liability, damage, loss or expenses (including legal fees and expenses of litigation) incurred by or imposed on it in connection with any claims, suits, actions, demands or judgments (including, but not limited to, actions in the form of tort, warranty or strict liability) arising directly or indirectly from a) events or actions in connection with the Owner that have taken place after the Closing Date b) any kind of trading debt in connection with the Owners existing after the Closing Date and c) any potential amount and/or Claim and/or liability and/or damages towards the Builder whatsoever or howsoever that may arise out of or in connection with the Shipbuilding Contract.

Section 6.5            Survival of Indemnity Obligation.  For the avoidance of doubt, the rights and duties contained in this Article VI shall survive the Closing Date.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1            Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.  This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.

Section 7.2            Waivers and Consents.  All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

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Section 7.3            Assignments and Successors Rights.   No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; provided that the Buyer may assign its rights hereunder to any wholly-owned subsidiary. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.

Section 7.4            Further Assurances:  The Parties agree to execute, or to cause to execute, acknowledge and deliver all such other instruments and take all such actions as reasonably necessary to effectuate the sale of the Shares.

Section 7.5            Choice of Law; Resolution of Disputes. This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with English Law. Any dispute or claim (including non-contractual disputes or claims) arising out of, or in connection with this Agreement shall be shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Section. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced. The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and give notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Section 7.6            Construction; Section Headings.  The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto.  The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

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Section 7.7            Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 7.8            Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

Section 7.9            Amendments.  This Agreement may not be amended without the prior written approval of the Parties hereto.

Section 7.10              Termination.  This Agreement shall terminate and be of no further force or effects if the Closing Date has not occurred on or before June 15, 2016, provided however, that the Seller shall have the unilateral option to extend this Agreement for fourteen (14) days by serving a written notice to the Buyer on or before June 15 2016.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as a deed on the date first above written.

For an on behalf of the Buyer	For an on behalf of the Seller
By:	By:
Authorised signatory	Authorised signatory
Name:	Name:
Title:	Title:

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